盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

Our Ref: 22277-00002

March 24th, 2004

SUPPL

RECEIVED MAR 26 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

04010862

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find (i) the 2003 annual results announcement and (ii) a press release for such announcement made by COSL. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

3/29

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

March 23, 2003

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

March 23, 2004

The following annual results announcement was published in the Hong Kong press as well as carried on the website of The Stock Exchange of Hong Kong Limited ("SEHK") in accordance with the Listing Rules of the SEHK and the Listing Agreement between the SEHK and China Oilfield Services Limited.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2003

Financial Highlights

1. Turnover increased by 12.3% to RMB 3,062.3 million
2. Profit from operations increased by 13.8% to RMB 549.8 million
3. Net profit increased by 31.5% to RMB 465.9 million
4. Basic earnings per share were RMB 11.66 cents
5. Proposed final dividend per share of RMB 2.27 cents

The Board of Directors (the "Board") of China Oilfield Services Limited ("COSL", "Company" or "We") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended December 31, 2003 together with the previous year are as follows:

FINANCIAL RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000 (note a)	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000 (note b)
Turnover	2	3,062,255	2,725,782	1,935,179
Other revenues	2	11,720	4,600	3,836
Operating expenses				
Depreciation of property, plant and equipment		(594,003)	(552,523)	(406,043)
Employee compensation costs		(513,098)	(462,293)	(303,651)
Repair and maintenance costs		(172,139)	(152,693)	(138,749)
Consumption of supplies, materials, fuel, services and others		(924,412)	(836,460)	(622,026)
Operating leases expenses		(121,526)	(61,522)	(54,135)
Other operating expenses		(165,533)	(139,394)	(104,643)
Other selling, general and administrative expenses		(33,489)	(42,475)	(33,889)
Total operating expenses		(2,524,200)	(2,247,360)	(1,663,136)
Profit from operations	3	549,775	483,022	275,879
Finance costs				
Exchange losses, net		(716)	(973)	(869)
Interest expenses	4	—	(5,289)	(3,545)
Interest income		32,175	11,216	7,847
		31,459	4,954	3,433
Share of profits of jointly-controlled entities		48,932	42,600	33,524
Profit before tax		630,166	530,576	312,836
Tax	5	(164,260)	(176,190)	(103,371)
Net profit from ordinary activities attributable to shareholders	6	465,906	354,386	209,465
Dividends/profit distributions	7			
Special Interim		49,026	—	—
Proposed final/profit distributions		90,694	397,260	52,339
		139,720	397,260	52,339
Earnings per share				
- Basic	8	11.66 cents	N/A	10.62 cents
- Pro forma basic	8	N/A	12.84 cents	N/A

Notes:

a. See basis of presentation in note 1 to the financial statements.

b. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

NOTES TO FINANCIAL STATEMENTS

1. GROUP REORGANISATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company was established on December 25, 2001 by China National Offshore Oil Corporation ("CNOOC"), a State-owned enterprise in the People's Republic of China (the "PRC"), in Tianjin, the PRC, as a limited liability company under the Company Laws of the PRC. As part of the reorganisation (the "Reorganisation") of CNOOC in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") and pursuant to an approval document obtained from the relevant government authority dated September 26, 2002, the Company was restructured into a joint stock limited liability company. Pursuant to the Reorganisation which was effective on April 30, 2002, the Company acquired from the wholly-owned subsidiaries of CNOOC:

(1) the assets, liabilities and undertakings which principally relate to the business of the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China (the "Relevant Businesses"), with the exclusion of certain cash and cash equivalents of RMB688 million and a payable to CNOOC of RMB688 million; and

(2) the interests in certain joint ventures which principally carry on the business of the provision of oilfield services including well services and geophysical services offshore China (the "Relevant Companies").

In consideration of the above acquisition, the Company in total issued 2,600 million State legal person shares of par value of RMB1.00 each to CNOOC, and the Company's registered and paid-up capital became RMB2,600 million accordingly.

The comparative figures of previous years included in the Group's financial statements are presented using the following bases:

i) The Reorganisation involved companies under common control. The Relevant Businesses and the Relevant Companies are regarded as a continuing group. Accordingly, for information purposes, the pro forma combined profit and loss accounts, the pro forma statement of changes in equity and the pro forma cash flow statement for the year ended December 31, 2002 have been prepared which include the operating results of the Relevant Businesses and the Relevant Companies as if the current Group structure had been in existence throughout the year ended December 31, 2002.

ii) The Company did not acquire the Relevant Businesses and the Relevant Companies until April 30, 2002. As such, there were no results of operations prior to April 30, 2002. The consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the period from December 25, 2001 (date of establishment of the Company) to December 31, 2002 include the activities of the Group for the period from May 1, 2002 to 31 December, 2002.

2. PRINCIPAL ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the financial statements are consistent with those used in the financial statements for the year ended December 31, 2002, and the audited financial statements of the Group are prepared in conformity with generally accepted accounting principles in Hong Kong.

3. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

	Consolidated for the year ended December 31, 2003	Pro forma combined for the year ended December 31, 2002	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002
	RMB'000	*RMB'000*	*RMB'000*
		(note 1)	*(note 1)*
Other revenues:			
Gain on disposal of scrap materials	106	2	2
Others	11,614	4,598	3,834
	11,720	4,600	3,836

4. **PROFIT FROM OPERATING ACTIVITIES**

The Group's profit from operating activities is arrived at after charging/(crediting):

	Consolidated for the year ended December 31, 2003	**Pro forma combined for the year ended December 31, 2002**	**Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002**
	RMB'000	*RMB'000*	*RMB'000*
		(note 1)	*(note 1)*
Auditors' remuneration	2,900	3,071	2,800
Employee compensation costs:			
Wages, salaries and bonuses	369,998	325,109	224,869
Social security costs	110,409	105,265	60,695
Retirement benefits contributions	32,691	31,919	18,087
	513,098	462,293	303,651
Depreciation of property, plant and equipment	594,003	552,523	406,043
Loss on disposal of property, plant and equipment, net	2,469	2,236	2,062
Minimum lease payment under operating leases in respect of land and buildings, berths and equipment	121,526	61,522	54,135
Provision for/(write back) of doubtful debts	26,994	(1,040)	(3,489)
Provision for/(write back) of inventories	(359)	(911)	146
Repair and maintenance costs	172,139	152,693	138,749
Research and development costs included in:			
Depreciation of property, plant and equipment	7,214	8,671	8,052
Employee compensation costs	8,273	8,533	7,844
Repair and maintenance costs	442	608	607
Consumption of supplies, materials, fuel, services and others	10,101	7,900	7,691
Other operating expenses	7,064	5,491	3,363
	33,094	31,203	27,557

5. INTEREST EXPENSES

	Group		
	Consolidated for the year ended December 31, 2003	Pro forma combined for the year ended December 31, 2002	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002
	RMB'000	*RMB'000* *(note1)*	*RMB'000* *(note1)*
Interest on bank loans and other loans wholly repayable within five years	—	5,444	3,595
Less: Interest capitalised	—	155	50
	—	5,289	3,545

6. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

Prior to the Reorganisation on April 30, 2002, the filing of tax returns of the Company was handled by CNOOC on a group basis. The share of the Company's income tax liability was determined based on the applicable tax rate on the Company's profits determined in accordance with PRC accounting principles applicable to state-owned enterprises. Such tax was payable to CNOOC which in turn would settle the tax liability with the relevant tax bureau. Following the Reorganisation, the Company became subject to enterprise income tax at the rate of 33% and the Company now settles its tax liability by itself with the respective tax authorities.

During the year, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for the period from October 1, to December 31, 2002 (being the period after the restructuring of the Company into a joint stock limited liability company on September 26, 2002) was reduced from 33% to 15%. As a result, a tax refund of RMB45.5 million relating to the period from October 1, to December 31, 2002 has been recorded by the Company. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the year ended December 31, 2003 cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended December 31, 2003.

The Company's newly incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6.6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Group		
	Consolidated for the year ended December 31, 2003 *RMB'000*	**Pro forma combined for the year ended December 31, 2002** *RMB'000* *(note 1)*	**Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002** *RMB'000*
Hong Kong profits tax:	—	—	—
Overseas income taxes:			
Current income taxes	89	271	226
Deferred income taxes	—	—	—
PRC corporate income tax:			
Current income taxes	225,766	295,704	183,950
Tax refund	(45,532)	—	—
Deferred income taxes (note 26)	(26,332)	(134,001)	(94,001)
Share of tax attributable to:			
Jointly-controlled entities	10,269	14,216	13,196
Total tax charge for the year	164,260	176,190	103,371

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China in which the Company and its jointly calculated entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	Consolidated for the year ended December 31, 2003		**Pro forma combined for the year ended December 31, 2002**		**Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002**	
	RMB'000	*%*	*RMB'000*	*%*	*RMB'000*	*%*
Profit before tax	630,166		530,576		312,836	
Tax at the statutory tax rate of 33% (2002: 33%)	207,955	33.0	175,090	33.0	103,236	33.0
Lower tax rates for special provinces or local authority	(7,060)	(1.1)	—	—	—	—
Tax refund	(45,532)	(7.2)	—	—	—	—
Expenses not deductible for tax	8,897	1.4	1,100	0.2	135	—
Total tax charge at the Group's effective rate	164,260	26.1	176,190	33.2	103,371	33.0

7. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended December 31, 2003 dealt with in the financial statements of the Company is RMB438, 241,000 (2002: RMB207, 558,000).

8. DIVIDENDS/PROFIT DISTRIBUTIONS

	Consolidate for the year ended December 31, 2003 *RMB'000*	Pro forma combined for the year ended December 31, 2002 *RMB'000* *(note 1)*	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 *RMB'000* *(note 1)*
Profit distributions	—	344,921	—
Special interim dividend-RMB1.23 cents (2002: Nil) per ordinary share	49,026	—	—
Proposed final dividend — RMB2.27cents (2002: 1.31cents) per ordinary share	90,694	52,339	52,339
	139,720	397,260	52,339

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

In connection with the Reorganization and in preparation for the listing of the Company shares on HKSE on November 20, 2003, the Company declared a special distribution of RMB 344.9 million for the four months ended April 30, 2002.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing with the Company's employees with collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

In accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

9. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2003 of RMB465,906,000 (2002: RMB209,465,000) and the weighted average of 3,995,320,000 (2002: 1,972,321,075) shares in issue during the year.

The weighted average number of shares used to calculate the basic earnings per share for the period from December 25, 2001 (date of establishment) to December 31, 2002 includes 300 million shares (the Company had registered capital of RMB300 million upon establishment on December 25, 2001 and pursuant to the Reorganisation, the entire registered capital was converted to share capital) deemed to have been in issue from the date of establishment of the Company to the Reorganisation date on April 30, 2002 and the issued share capital of 2,600 million shares issued immediately after Reorganisation but prior to the new issue of shares by way of placing and public offering as further described in note 29 to the financial statements. The weighted average number of shares used in the calculation of basic earnings per share for the period from December 25, 2001 (date of establishment) to December 31, 2002 also includes the 1,395,320,000 new shares issued by way of placing and public offering in connection with the public listing of the Company's shares on 20 November 2002.

The calculation of pro forma basic earnings per share is based on the pro forma net profit from ordinary activities attributable to shareholders for the year ended December 31, 2002 of RMB354,386,000 and the pro forma weighted average number of shares in issue of approximately 2,760,557,370 deemed to have been in issue during the year.

Diluted earnings per share for the years ended December 31, 2003 and 2002 have not been calculated because no diluting events existed during these years.

DIVIDEND

A special interim dividend of RMB1.23 cents per ordinary share was paid on November 21, 2003. The directors recommend the payment of a final dividend of RMB2.27 cents per share, in respect of the year, to shareholders on the register of members on 27 May 2004 (Thursday). The payable date will be recommended on June 16, 2004. In accordance with Article 169 of the COSL Articles of Association, the dividend payable to COSL H shareholders will be paid in Hong Kong dollars at the exchange rate, which is the mean of the average exchange rates for Hong Kong dollars announced by the People's Bank of China during the week prior to May 27, 2004.

BUSINESS REVIEW

COSL is the largest integrated oilfield services provider in the offshore China market. COSL benefits from continued growth of exploration and development activities offshore China, which leads to a strong and steady growth in all business segments. In 2003, demand for our drilling services remained strong. The number of exploration wells we drilled remained the same as last year at 57 wells, while the number of development wells we drilled surged to

139 wells, compared to 73 wells last year. Apart from providing drilling services to our customers, COSL also offers a full range of other oilfield services to our clients, including well services, marine support and transportation services as well as geophysical services, spanning each phase of the exploration, development and production of oil and natural gas. As one of our long-term development strategies, we will continue to further synergize our services in order to provide professional, efficient and cost effective services to our customers.

Drilling Services

As of December 31, 2003, seven jack-up rigs out of our drilling rig fleet of twelve operated in the Bohai Bay. Three drilling rigs were deployed in South China Sea, two of which were semi-submersibles. Another semi-submersible operated in Eastern South China Sea, while one of our jack-up rigs was assigned to provide drilling services for operations offshore Jakarta, Indonesia.

Having continued to benefit from high exploration and development activities offshore China last year, demand for our drilling rigs, especially for our jack-up rigs remained strong. In 2003, our drilling rigs operated for a total of 3,525 days, an increase of 298 days compared to last year. Operating days for our jack-up rigs increased by 466 days while our semi-submersibles operated 168 days less compared to last year. Preparation days fell by 363 days to 345 days in 2003, compared to 708 days in 2002 resulting in a rise in number of days available for operation. This increase, together with a decrease in operating days for our semi-submersibles, led to an overall decline in average utilization rate, from 87.9% last year to 87.4%. The average utilization rate for our jack-up rigs increased from 86.4% to 94.1%, while the average utilization rate for our semi-submersibles decreased to 65.0%, compared to 93.1% during the same period last year. Overall day rates we charged went up by 5.5% this year. Average day rate for our jack-up rigs increased from US$29,102/day in 2002 to US$31,501/day in 2003, representing an increase of 6.7%, while day rate for our semi-submersibles averaged US$50,115/day, representing an increase of 11.6% compared to US$44,910 in 2002.

While our drilling services continued to extend its strong run, our well workover services also picked up momentum. In 2003 we completed well workover jobs on 6,600 days/team or 828 times, compared to 4,820 days/team or 815 times in 2002.

During the year, our drilling rigs performed most drilling operations in the Bohai Bay, Western South China Sea, Eastern South China Sea and Eastern China Sea. Bohai IV provided drilling services offshore Indonesia, while Bohai IX completed its drilling assignment offshore West Africa and immediately began working on a new drilling assignment in the Bohai Bay area in December 2003.

In April 2003, with a view of satisfying the ongoing market demand for drilling services, COSL initiated to build a new jack-up rig with rated water depth of 400 feet. As of the end of the year, we were reviewing bids from potential construction shipyards. COSL dry-leased a jack-up rig in November 2003. Built in 1976, the jack-up rig is equipped with 127.2 meters long with a maximum drilling depth of 6,000 meters. The charter contract lasts for eight

years and includes time spent on renovating and upgrading the drilling rig. The rig was transported to Dalian City in November 2003 as stated in the agreement, and was subsequently deployed to perform drilling services in the Bohai Bay area following a preliminary upgrade.

Well Services

While we provide a full range of well services to exploration and development companies operating in the offshore China market, we also provide services to onshore projects. The well services we offer include wire-line logging, drilling fluids, directional drilling, cementing, and other well services, such as downhole services and data transformation services (DTS).

Logging

In 2003, we performed 433 logging trips throughout the year, compared to 536 trips in 2002. Turnover from logging services amounted to RMB213 million in 2003, a 12.2 % decrease versus RMB239 million in 2002. The decrease was mainly resulted from reduced number of logging trips required due to change of exploration strategy of our customers.

Drilling Fluids

Our drilling fluids serviced a total of 217 wells in 2003 through drilling, well completion, well workover which remained similar from 219 wells in 2002. Revenues generated from these services amounted to RMB172 million and RMB179 million, respectively, in 2003 and 2002.

Cementing

In 2003, we completed cementing services on 162 wells, representing an increase of 54 wells compared to last year. This increase is primarily resulted from a substantial increase in the number of development wells serviced compared to last year. Revenues generated from cementing services in 2003 and 2002 were RMB121.0 million and RMB133.0 million, respectively. Cementing turnover declined by 9% compared to 2002, mainly because we did not perform cementing jobs for higher priced high-temperature-high-pressure (HTHP) wells, compared to two HTHP wells in 2002 (Rates we charge for cementing services performed on an HTHP is usually higher than the rates we charge for cementing services we provide for a normal well).

Directional Drilling

We performed directional drilling on 139 wells in 2003, an increase of 46 wells compared to 2002. Turnover from directional drilling services in 2003 and 2002 amounted to RMB113.0 million and RMB72.0 million, respectively. This 56.9% increase is mainly due to a large increase in the number of development wells we drilled compared to last year. Another reason for the boost in income can be attributable to an increase in income from additional LWD tools and high end directional rotating and steering tools we used in high difficulty wells.

Other Well Services

Income generated from other well services recorded RMB54 million, representing a 10.2% increase as compared to RMB49 million last year. This increase was a result of higher work volume in downhole services.

Marine Support and Transportation Services

We own and operate the largest and most diverse marine support and transportation fleet offshore China. As of December 31, 2003, COSL owned and operated 58 marine support vessels and five oil tankers. Our marine support fleet plays an important supporting role in offshore oil and gas exploration, development and production mainly in offshore China and also in other regions. The vessels transport materials, supplies and personnel to and from offshore facilities, move and position drilling structures as well as handle anchor and towing. Oil tankers transport crude oil and refined. As of December 31, 2003, 32 out of our 58 marine support vessels operated in the Bohai Bay area, 21 were deployed in South China Sea, four provided services in Eastern China Sea and one was under repair. All five of our oil tankers operated in the Bohai Bay area.

COSL added a total of five newly built vessels to its fleet in the months of February, April, June, October and November. We had originally intended to put all seven newly build vessels into operation by the end of 2003. However, the shipyard from which Nanhai 221 and Nanhai 287 were built had to delay delivery until 2004. Nanhai 221 has been in operation since January 2004, while Nanhai 287 is expected to begin operation by the end of March, 2004. As such, our marine support fleet consisted of 58 vessels as of the end of 2003. Due to the expansion of our fleet and a decrease in vessel repair days, total days of availability, total operating days and average utilization rate increased in 2003. Total days of availability increased from 19,100 days in 2002 to 19,471 days in 2003. Total operating days grew from 18,117 days in 2002 to 18,803 days in 2003. The average utilization rate for our marine support vessels reached 96.6%, compared to 94.8% in 2002. As a number of oilfields decreased production in 2003, transportation volume of our oil tankers fell slightly, from 1,228,274 tons in 2002 to 1,162,327 tons in 2003, representing a 5.4% decrease.

We continued to search for international opportunities throughout 2003. Both deployed in the offshore Korea region near Busan, Binhai 283, and Binhai 291 operated abroad for four months and two months since January and June respectively

Geophysical Services

We are the leading provider of geophysical services offshore China. We also provide seismic and survey services in regions including North and South America, the Middle East, Africa and Europe. Our geophysical services are divided under two categories — seismic and surveying.

Seismic services recorded strong growth in 2003. We collected 46,737 km and 2,339 km^2 of 2D and 3D seismic data, respectively, in 2003. 2D seismic collection fell by 3.5%, compared to 48,222 km in 2002. 3D seismic collection, on the other hand, climbed 24.7%, compared to 1,875km^2 in 2002. We also processed 10,944 km of 2D seismic data and 1,828 km^2 of 3D

data in 2003. 2D seismic processing activities slipped 32.6%, compared to 16,244 km in 2002, while 3D seismic processing activities recorded a moderate decrease of 2.1%, compared to 1,867 km^2 in 2002. The significant increase in revenue from geophysical services reflects an increase in domestic demand and a price increase for our 3D seismic services. Another factor for the solid growth can be attributed to the rise in multi-client data sales to the Gulf of Mexico.

During the year, two of our six seismic vessels operated overseas for the entire 12 months. Nanhai 502 performed services offshore West Africa and Binhai 512 was deployed in the Gulf of Mexico. Both seismic vessels performed 2D seismic collection.

In 2003, our geotech survey activity volume was comparable to that of 2002.

FINANCIAL REVIEW

Turnover

Turnover in 2003 was RMB3,062.3 million, an increase of RMB336.5 million, or 12.3%, over turnover for 2002 of RMB2,725.8 million. The increase in turnover was attributable to a substantial increase in turnover from drilling services and geophysical services, as well as a moderate increase in turnover from marine support and transportation services.

Turnover from drilling services contributed 41.9% of our total turnover, growing by RMB218.1 million, or 20.5%, from RMB1,064.4 million in 2002 to RMB1,282.5 million. This increase was primarily due to an increase in drilling activities, an increase in day rates we charged for our drilling rigs.

Well services turnover amounted to RMB672.5 million, representing a slight increase of RMB0.9 million, or 0.1%, compared to RMB671.6 million in 2002. The reason turnover remained similar to that of last year was resulted by the increase in revenue of directional drilling and downhold service. This increase was offset by the decrease in revenue of logging and cementing.

Turnover from marine support and transportation services grew by RMB29.3 million, or 4.9%, from RMB602.7 million in 2002 to RMB632 million in 2003. The rise in turnover mainly resulted from our five newly built vessels put into service over the course of 2003, as well as an approximate 5% increase in average rates we charged our customers.

Geophysical services turnover was RMB475.3 million, growing by RMB88.3 million from RMB387.0 million in 2002. This 22.8% increase was mainly due to a general rise in 3D seismic collection activities, as well as RMB9.0 million of additional income in multi-client data sales to the Gulf of Mexico market.

Other Revenues

Other revenues were RMB11.7 million, an increase of RMB7.1 million compared to 2002. This mainly resulted from our disposal of assets.

Operating Expenses

As of December 31, 2003, total operating expenses were RMB2,524.2 million, representing an increase of RMB276.8 million, or 12.3%, compared to RMB2,247.4 million in 2002. The increase in operating expenses was mainly due to an increase in repair and maintenance costs, operating lease expenses and other operatory expenses. Repair and maintenance costs grew by RMB19.4 million, primarily due to an increase in drilling rig maintenance costs. The lease of additional well services equipment and a rise in the leasing expenses from convoy vessels in connection to growing geophysical activities have lead to an increase of RMB60.0 million in operating lease expenses compared to last year. Other operatory expenses increased by RMB26.1 million, mainly due to an increase in provision for doubtful accounts. Depreciation of property, plant and equipment increased by RMB41.5 million, mainly due to the revaluation of our assets and the addition of five marine support vessels and other equipments. At the same time, general and administrative expenses decreased by RMB9.0 million.

In 2003, drilling services operating expenses increased by RMB208.5 million, or 26.1%, to RMB1,006.1 million, from RMB797.6 million last year. Driven by higher drilling activity, employee compensation costs grew by RMB39.0 million, or 24.0%, to RMB24.1 million in 2003. Repair and maintenance costs grew RMB28.7 million to RMB100.1 million, primarily because of the rise in costs related to drilling rig maintenance. Operating lease expenses also increased RMB16.2 million to RMB36.4 million as a result of increased overseas business activity. Other operating expenses increased by RMB18.9 million compared to last year, mainly due to a higher provision for doubtful accounts. Costs related to the consumption of supplies, materials, fuel, services and others rose by RMB62.8 million, or 23.2%, compared to last year.

Operating expenses for well services were RMB 565.1 million in 2003, representing a decrease of RMB16.6 million, or 2.8%, over operating expenses of RMB581.7 million in 2002. The drop in operating costs primarily resulted from a decrease in depreciation charges, repair and maintenance costs and other selling, general and administrative expenses. Depreciation charges of RMB87.5 million consisted mostly of the disposal of some of our well services tools and equipments, decreased by RMB24.6 million over last year. Other selling, general and administrative expenses fell by RMB9.5 million. Offsetting these decreases, an increase in lease of directional drilling equipments resulted to a RMB25.9 million increase in operating lease expenses.

Primarily resulted from higher depreciation of fixed assets and operating lease expenses, operating expenses for marine support and transportation services were RMB553.5 million, an increase of RMB60.3 million, or 12.2%, compared to operating expenses of RMB493.2 million last year. Depreciation of fixed assets grew by RMB42.6 million to RMB205.4 million as a result of COSL's revaluation of assets as well as the addition of five new vessels to our marine support fleet. Operating lease expenses increased by RMB4.1 million to RMB9.1 million, mainly because we began to lease relevant properties following our reorganization in 2002. Offsetting these increases, other selling, general and administrative expenses decreased by RMB2.2 million.

In 2003, geophysical services operating expenses were RMB399.4 million, increasing by RMB24.5 million, or 6.5%, over operating expenses of RMB374.9 million in 2002. The increase in operating expenses was mainly due to a growth in seismic collection activity compared to last year, which led to a rise in consumption of supplies, materials, fuel, services and others of RMB25.4 million. Operating lease expenses increased by RMB13.8 million, resulted primarily from increased leasing expenses from convoy vessels driven by the growth in business activity. Offsetting these increases, depreciation expenses decreased by RMB14.3 million, because part of our seismic vessels were devalued following an asset revaluation we conducted on April 30, 2002.

Profit from Operations

Our profit from operations amounted to RMB549.8 million, an increase of RMB66.8 million, or 13.8%, compared to RMB483.0 million last year. Operating profit from geophysical services grew by RMB68.8 million, from RMB12.1 million last year to RMB80.9 million. Drilling services operating profit recorded a growth of RMB12.3 million, or 4.6%, to reach 279.1 million. Well services realized an operating profit of RMB110.5 million, an increase of RMB18.1 million, or 19.6% compared to last year. Operating profit from our marine support and transportation services decreased by RMB32.5 million, or 29.1%, to RMB79.2 million.

Financing Gain / Loss

In 2003, we realized a financing gain of RMB31.5 million, growing by RMB26.5 million from RMB5.0 million in 2002. This increase was primarily because we did not take out major loans following the repayment of bank and other loans last year. As a result, interest expenses decreased by RMB5.3 million, while cash deposit interests increased by RMB20.9 million and loss from foreign exchange differences decreased by RMB0.26 million.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities increased by RMB6.3 million, or 14.8%, from RMB42.6 million in 2002 to RMB48.9 million in 2003. This increase largely resulted from an increase of RMB5.3 million generated from our well services joint ventures. Our geophysical services joint ventures contributed a total increase of RMB1.0 million of the total amount.

Profit before Tax

Our profits before tax increased by RMB99.6 million, or 18.8%, from RMB530.6 million in 2002 to RMB630.2 million in 2003, mainly due to a significant improvement in operating results of our drilling services and geophysical services segments.

Taxes

With an increase in profits before tax and a RMB45.5 million reduction in tax liabilities, our tax expenses decreased by RMB11.9 million, or 6.8%, to RMB164.3 million, compared to RMB176.2 million in 2002.

Profit after Tax

In 2003, we realized profit after tax of RMB465.9 million, representing an increase of RMB111.5 million, or 31.5%, over profit after tax of RMB354.4 million in 2002.

Distributions

In November 2003, we declared a distribution of RMB49.2 million in special interim dividend. Furthermore, we recommend a final dividend of RMB90.7 million for the year 2003.

DEBT SERVICING ABILITY

Cash Generated by Operations

Cash provided by operations in 2003 increased by 351.4 million, or 49.3%, from RMB713.3 million in 2002 to RMB1064.7 million. Aside from the RMB66.8 million increase in profits from operations, depreciation costs rose by RMB41.5 million and provisions for impairment of property, plant and equipment increased by RMB28.0 million. Moreover, the decrease in inventories also resulted in an increase in cash provided by operations of RMB17.8 million.

Capital Expenditures and Investments

For the year 2003, total capital expenditures amounted to RMB1114.2 million, representing an increase of RMB350.7 million over RMB763.5 million in 2002. Capital expenditures for drilling services, well services, marine support and transportation services and geophysical services were RMB200.1 million, RMB365.9 million, RMB509.9 million and RMB38.2 million, respectively.

Cash Generated by Financing Activities

We had net cash outflow from financing activities of RMB101.4 million in 2003, consisting largely of cash outflow for dividends.

OUTLOOK

Looking ahead into 2004, exploration and development activities are expected to remain robust in the offshore China market. We will strive to sustain the growth momentum by maintaining a comparatively high level of capital investment and providing high quality and efficient oilfield services for our customers. In addition to satisfying current demand in China, our goal has been overseas expansion, most probably, we will commit to expanding our market share in South East Asia, and selectively capitalize good international opportunities.

SUPPLEMENTARY INFORMATION

Corporate Governance

The final results have been reviewed by the audit committee of the Board which consists of two independent non-executive Directors. The Committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2003 annual results with the management. Since the listing of the Company's shares on 20 November 2002, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Closure of Register of Members

The Register of Members will be closed from 27 April 2004 (Tuesday) to 27 May 2004 (Thursday) (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 26 April 2004 (Monday).

Purchase, Disposal and Redemption of the Company's Listed Securities

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

Disclosure of Information on the Stock Exchange's Website

All information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange (http//www.hkex.com.hk) and the Company's website (http//www.cosl.com.cn) in due course.

By Order of the Board
Fu Chengyu
Chairman
China Oilfield Services Limited

Hong Kong, March 23, 2004

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 27 May 2004 (Thursday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the Report of the Auditors for the year ended 31 December 2003.

2. To consider and approve a final dividend for the year ended 31 December 2003.

3. To review and consider the budget for fiscal year 2004.

4. To consider and approve the Report of the Directors for the year ended 31 December 2003.

5. To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2003.

6. To elect two directors and to fix the remuneration of the directors.

7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2004 and authorize the Board of Directors of the Company to fix their fees.

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, 23 March 2004

Notes:

(a.) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 27 May 2004 (Thursday) and representatives of China National Offshore Oil Corporation are entitled to attend and vote at the AGM.

(b.) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Office of the Company in Hong Kong by facsimile or by post no later than 7 May 2004 (Friday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong

Tel: (852) 2213 2502

Fax: (852) 2525 9322

(c.) Each Shareholder of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(d.) The Company's Register of Member will be closed from 27 April 2004 (Tuesday) to 27 May 2004 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2003 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 26 April 2004 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e.) Shareholders or their proxies must present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f.) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

Please also refer to the published version of this announcement in The Standard.